NFT Limited

Office Q 11th Floor, Kings Wing Plaza 2

No. 1 Kwan Street, Sha Tin, New Territories, Hong Kong

April 20, 2023

VIA EMAIL

Attn: Kate Beukenkamp

Division of Corporation Finance

Office of Trade & Services

Re:	NFT Limited
Amendment No. 1 to Registration Statement on Form F-4
Filed February 7, 2023
File No. 333-268865

Dear Ms. Beukenkamp:

This letter is in response to the letter dated February 17, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to NFT Limited (the “Company”, “we” or “our”), an exempt company formed under the laws of Cayman Islands. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-4/A submitted accompanying this Response Letter is referred to as Amendment No.2.

Amendment No. 1 to Registration Statement on Form F-4 Filed February 7, 2023

Other Information

Proxy Solicitation, page 59

1.	We note our response to prior comment 1, including deletions to remove the references to engaging Broadridge as your proxy solicitor. However, we note that your risk factor disclosure on page 23 continues to reference “proxy solicitation fees.” Please revise your disclosure to make clear whether you are engaging any proxy solicitation services as we note that in this section to you continue to state that “[t]he solicitation of proxies is made on behalf of the Board and we will bear the cost of soliciting proxies.” We also note that elsewhere in your disclosure it appears that Broadridge continues to assist you with voting services in connection with your annual meeting, for example. Please revise your disclosure to make clear the services Broadridge is providing in connection with your annual meeting and proxy vote.

Response: In response to the Staff’s comments, we have revised the disclosures accordingly on Amendment No. 2.

General

2.	We note your response to prior comment 5, including regarding pro forma financial information. Please revise your disclosure to include pro forma: (i) balance sheet and income statement financial information as of December 31, 2021 and (ii) interim financial information as of September 30, 2022. Additionally, we note the inclusion of your pro forma financial information with your historical financial statements as reflected in your Index to Financial Statements. Please revise your disclosure to present this financial information within your prospectus pursuant to the requirements of Form F-4 and revise your indication on page 17 that no pro forma financial information has been presented. Refer to Item 3(e) of Form F-4 and Rule 11-02(a)(12) of Regulation S-X..

Response: In response to the Staff’s comments, we have revised the disclosures accordingly on page 17 of Amendment No. 2 to include pro forma balance sheet and income statement financial information as of December 31, 2022.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Joan Wu, Esq. of Hunter Taubman Fischer & Li LLC, at (212) 530-2208.

Sincerely,

By:	/s/ Kuangtao Wang
Kuangtao Wang
Chief Executive Officer
NFT Limited

cc:	Joan Wu, Esq.